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Exhibit 12

CENTERPOINT PROPERTIES TRUST AND SUBSIDIARIES
MARGIN ANALYSIS (ADJUSTED FOR OUT OF SERVICE PROPERTIES)
(in thousands)

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenue margin:
Minimum rents, straight-line rents, expense reimbursements and mortgage interest income from in-service properties	$37,687	$37,221	$108,125	$114,725
Less adjusted expense reimbursement (adjusted for gross leases and expense stops)	(8,583)	(8,725)	(26,014)	(27,882)

Adjusted operating and investment revenue	29,104	28,496	82,111	86,843
Less real estate taxes and property operating and leasing expenses(2)	(12,950)	(12,202)	(38,042)	(39,107)
Addback adjusted expense reimbursement	8,583	8,725	26,014	27,882

Net revenue	$24,737	25,019	70,083	$75,618
Net revenue margin(1)	85.00%	87.80%	85.35%	87.07%
Rolling four quarter average	87.96%	86.20%	87.96%	86.20%
Adjusted EBITDA margin:
Net income available to common shareholders	$15,871	$14,344	$48,310	$40,032
Addback:
Interest incurred, net	7,602	7,651	21,223	23,274
Preferred dividends	2,522	2,523	7,568	7,568
Depreciation and amortization	8,483	8,700	25,311	25,564
Depreciation and amortization from discontinued operations	141	372	886	1,088
Amortization of deferred financing costs	650	581	1,869	1,789
Extraordinary item	—	—		1,616
Provision for income taxes (expense) benefit	(1,627)	(205)	(3,067)	(644)
Provision for income taxes (expense) benefit from discontinued operations	(72)	(38)	(242)	59
Less:
Depreciation on sold properties	(494)	(1,245)	(4,375)	(3,302)

Adjusted EBITDA	$36,474	$33,169	$104,101	$98,214
Adjusted EBITDA margin(3)	81.39%	82.44%	85.10%	80.74%
Rolling four quarter average	83.90%	76.21%	83.90%	76.21%
NOI margin:
Total operating and investment revenue	$37,850	$37,526	$108,494	$115,102
Less
Peel estate taxes	7,999	7,355	23,005	23,481
Property operating and leasing(2)	5,123	5,032	15,511	15,869

Net operating income	$24,728	$25,139	$69,978	$75,752
Net operating income margin (NOI margin)(4)	65.33%	66.99%	64.50%	65.81%
Rolling four quarter average	66.49%	66.59%	66.49%	65.59%
(1)
Net revenue margin is calculated as net revenue/adjusted operating and investment revenue (adjusted operating and investment revenue does not include expense reimbursement, expenses are net of expense reimbursements).

(2)
Excludes the effect of the one-time non cash charge from vesting of stock grants.

(3)
Adjusted EBITDA margin is calculated as adjusted EBITDA/total revenue before the effect of FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset.

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  Exhibit 12
CENTERPOINT PROPERTIES TRUST AND SUBSIDIARIES MARGIN ANALYSIS (ADJUSTED FOR OUT OF SERVICE PROPERTIES) (in thousands)